Hello ___,

Origami Therapeutics is launching a Community Round – what does that mean?

This means we're letting our biggest supporters become reservation holders in ***Origami Therapeutics, Inc.*** for a minimum reservation of $100. At this stage, we are "testing the waters" to gauge investor interest in our offering under Regulation Crowdfunding. No money or other consideration is being solicited and will not be accepted if sent.

We decided to host a Community Round for ***Origami Therapeutics, Inc.*** on **Wefunder** to share the upside of our success with the people who know us best: our family, friends, and other early supporters. You are our foundation.

Our Community Round is about building a network of people who share our mission and values for pioneering a new way to treat neurodegenerative diseases by targeting the root causes, not just managing symptoms, starting with Huntington's disease.

The great thing about **Wefunder** is that it allows anyone—whether or not they're an accredited investor—to become an angel investor in our company.

We're launching on ***August 7 2025.*** Will you join us?

Keep an eye out for details on how to get involved!

Under "testing the waters", no offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through **Wefunder's** platform. Any indication of interest involves no obligation or commitment of any kind.

Thanks,

Beth